Nurix Therapeutics, Inc.

1700 Owens Street, Suite 205

San Francisco, CA 94158

March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller

Re:	Nurix Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-253783) originally filed March 2, 2021.

Requested Date: March 4, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Nurix Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Amanda L. Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432 or, in his absence, Ms. Rose at (206) 389-4553.

* * *

Sincerely,

NURIX THERAPEUTICS, INC.

By:	/s/ Hans van Houte
Hans van Houte
Chief Financial Officer

cc:	Arthur T. Sands, President and Chief Executive Officer

Christine Ring, General Counsel

Nurix Therapeutics, Inc.

Michael A. Brown, Esq.

Amanda L. Rose, Esq.

Robert A. Freedman, Esq.

Jennifer J. Hitchcock, Esq.

Fenwick & West LLP